SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                    ------------------------------------

                                SCHEDULE TO

         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                    ------------------------------------

                            Cheap Tickets, Inc.
                     (Name of Subject Company (issuer))

                            Cendant Corporation
                          (Name of Filing Person)

                       Common Stock, par value $0.001
                     (Titles of Classes of Securities)

                                  151310
                  (CUSIP Numbers of Classes of Securities)

                           James E. Buckman, Esq.
                     Vice Chairman and General Counsel
                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                               (212) 413-1800
               (Name, address and telephone number of person
         authorized to receive notices and communications on behalf of the filing person)

                                  Copy to:

     Kenton J. King, Esq.                           Eric J. Bock
Skadden, Arps, Slate, Meagher &             Senior Vice President, Legal
           Flom LLP                             Cendant Corporation
525 University Ave., Ste. 1100                   9 West 57th Street
  Palo Alto, California 94301                 New York, New York 1019
        (650) 470-4500                             (212) 413-1800


                         Calculation of Filing Fee
                                    N/A

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                       Filing Party:
                         ---------------                     ------------------
Form or Registration No.:                     Date Filed:
                          --------------                     ------------------

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|               third-party tender offer subject to Rule 14d-1.
         |_|               issuer tender offer subject to Rule 13e-4.
         |_|               going-private transaction subject to Rule 13e-3.
         |_|               amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         The description contained herein is neither an offer to purchase nor a solicita tion of an offer to sell shares of Cheap Tickets, Inc. At the time the tender offer is commenced, Cendant Corporation will file a Tender Offer Statement and Cheap Tickets, Inc. will file a Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information, and investors and security holders are strongly advised to read both such statements carefully before any decision is made with respect to the offer.

         The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Cheap Tickets, Inc., at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will also be available at no charge at the SEC's website at http://www.sec.gov/.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    CENDANT CORPORATION

                                    By:   /s/ Eric J. Bock
                                         --------------------------------------
                                    Name:    Eric J. Bock
                                    Title:   Senior Vice President -  Law and
                                             Corporate Secretary



Date: August 13, 2001




                             INDEX TO EXHIBITS

         Number            Description

         (a)(5)            Press Release, dated August 13, 2001, of
                           Cendant Corporation.




                                                            Exhibit (a)(5)

CENDANT CORPORATION TO ACQUIRE CHEAP TICKETS, INC. FOR $16.50
PER SHARE OR APPROXIMATELY $280 MILLION NET OF CASH

 Acquisition Is Expected to Be Accretive to Cendant's Earnings in 2002 Cheap Tickets Enhances Cendant Affiliate, Travel Portal, Inc.'s, Access to low airfares and 14 million customers.

 New York, NY and Honolulu, HI 08-13-2001 -- Cendant Corporation (NYSE: CD) and Cheap Tickets, Inc. (Nasdaq:CTIX) today announced that they have signed a definitive agreement for Cendant to acquire all of the outstanding common stock of Cheap Tickets at a price of $16.50 per share, or approximately $425 million in cash. As of June 30, 2001 Cheap Tickets had about $145 million in excess net cash and cash equivalents; accordingly the net purchase price is approximately $280 million. The acquisition is expected to add about $.01 to $.02 to Cendant's earnings per share in 2002 and $.03 in 2003. As contemplated by the acquisition agreement, Cendant will commence a tender offer within 10 days for any and all shares of Cheap Tickets common stock. The transaction is expected to close in the fall of 2001 following the satisfaction of customary closing conditions, including Hart Scott Rodino approval.

 Cheap Tickets is a leading seller of discount leisure travel products, with the majority of sales derived from non-published and published airline tickets both on-line and off-line. Cheap Tickets is one of the leading on-line travel agencies, with over 3 million unique visitors per month. On average, Cheap Tickets sells one ticket every 10.5 seconds. For 2001, Cheap Tickets expects its annual gross travel bookings to exceed $800 million, and to generate in excess of 8 million Global Distribution System (GDS) segments through 2.6 million transactions. The company was founded in 1986 as a traditional travel agency, and since launching its website in October 1997, Cheap Tickets has been successful in deriving approximately 40 percent of its gross travel bookings from its Internet channel.

 The benefits of the acquisition are as follows: - Cendant's combined leisure travel agency business in the US is expected to fulfill $1.6 billion in annual gross travel bookings and 5.1 million transactions. - Travel Portal, Inc.'s (TPI) unique access to lodging, timeshare, and rental car inventory in combination with Cheap Tickets' non-published airfares is expected to provide customers with one of the broadest offerings of travel values, particularly in the area of travel packages. TPI, an affiliate of Cendant, is a soon-to-be launched Travel portal which will offer a broad range of travel services.

 Cendant's valuable travel distribution channel is expected to provide Cheap Tickets' suppliers with greater and more cost-effective distribution both on-line and off-line. The industry experience and solid supplier relationships of Cheap Tickets' manage ment is expected to enhance Cendant's ability to compete in the travel industry. Cendant will gain access to Cheap Tickets' loyal and growing on-line customer base of nearly 14 million registered subscribers. TPI will become the third largest web travel network with more than 6 million unique monthly visitors. Cendant expects to increase Cheap Tickets' attachment rates by up-selling more air/hotel and air/car transactions. Cendant expects to leverage the knowledge and capabilities of the combined 31 call centers to create synergies.

 Cendant Chairman, President and CEO, Henry R. Silverman stated: "Cheap Tickets is unique among its principal competitors in that it is successful in both on-line and off-line markets. The acquisition of Cheap Tickets supports our strategy of further penetrating the fee-for-service components of the travel industry. Furthermore, this transaction is consistent with Cendant's strategy of making accretive acquisitions within our core business areas and competencies."

 "This is an important strategic decision for Cheap Tickets that will increase our overall competitive position in the leisure travel marketplace," said Sam E. Galeotos, president and CEO of Cheap Tickets, Inc. "Our management team is very excited about joining Cendant and TPI. With nearly 14 million subscribers, and access to more than 1 million non-published fares, we're a natural fit with Cendant's vast array of attachment products and services. The experience of our employees, combined with our 15-year history, will be a perfect complement to Cendant's travel businesses. In addition, our loyal and growing customer base will gain access to more travel options at lower prices."

 "The acquisition of Cheap Tickets with its Internet and traditional assets and strong management and supplier relationships, will help both Cendant and its suppliers to cost-effectively increase distribution of leisure travel products on-line through TPI and off-line through Cendant's current travel agency business," said Sam Katz, chief strategic officer and chairman & CEO of Cendant's newly formed Travel Distribution Division. " I am pleased with the prospect of Sam Galeotos and other Cheap Tickets senior executives joining Cendant and our affiliate, TPI. The experience that they bring will add substantially to our ability to succeed in the leisure travel segment."

 "As a leading on-line discount travel provider, Cheap Tickets assists us in our goal of building the most comprehensive travel network. Upon the close of the Galileo and Cheap Tickets transactions, the combination of Cheap Tickets, Galileo's trip.com and the Cendant travel brands will give Travel Portal, Inc. access to a wide range of products and fares supporting our unique travel offering to the consumer," said Jacob Stepan, COO of Travel Portal, Inc. "These products and fares, coupled with rich site content and functionality, will provide consumers with great value and an unmatched on-line travel experience."

 Simultaneous with the acquisition of Cheap Tickets, Cendant is expected to enter into an agreement with TPI, an affiliate of Cendant. Under the terms of the agree ment, Cheap Tickets' Internet operations will be integrated into TPI, and Cendant will provide TPI with call center and fulfillment services. Under these arrangements, Cendant will retain certain intellectual property and Cheap Tickets' off-line booking business that includes all call center operations. TPI will recognize all revenues for travel booked via the Internet, while Cendant will recognize revenues from off-line booking business, fees received for call center services, license fees for certain intellectual property and, following the completion of the acquisition of Galileo, GDS segment fees.

 CIBC World Market Corp. acted as a financial advisor to Cheap Tickets, Inc. Goldman, Sachs & Co. acted as a financial advisor to Cendant.

 About Cendant Cendant Corporation is primarily a provider of travel and residential real estate services. With approximately 57,000 employees, New York City-based Cendant provides these services to businesses and consumers in over 100 countries.

 More information about Cendant, its companies, brands and current SEC filings may be obtained by visiting the Company's Web site at www.Cendant.com or by calling 877-4INFO-CD (877-446-3623).

 About Travel Portal, Inc. Travel Portal, Inc., an affiliate of Cendant Corporation (NYSE: CD), is a soon to be launched Internet portal which will offer a broad range of travel related services. As a network of leading travel brands, Travel Portal, Inc. places the individual user at the center of the travel planning and booking process by matching individual interests and needs with customized travel products and ser vices. In addition to offering Cendant's well-established travel brands, including Days Inn, Ramada, Avis, and RCI, Travel Portal, Inc. will provide full service travel options including air, car, accommodations, vacation package and cruise offers from a broad range of travel providers. Providing personalized travel options, detailed destination information and advanced reservation booking technologies, Travel Portal Inc. will provide a unique value proposition to consumers, and enhance the on-line efforts of Cendant's hospitality and car rental brands.

 About Cheap Tickets Cheap Tickets, Inc. (Nasdaq: CTIX), founded in 1986, is a leading seller of discounted leisure travel products. Cheap Tickets provides consum ers access to its exclusive collection of more than one million unpublished airfares on more than 60 major airlines, in addition to access to millions of regularly pub lished fares on hundreds of airlines. Cheap Tickets' family of discounted travel products also includes cruises, rental cars, and hotel accommodations. Consumers can conveniently book travel through Cheap Tickets 24 hours a day, 7 days a week through its Web site at www.cheaptickets.com and call centers at 1-800-OKCHEAP. Cheap Tickets employs more than 1,300 people, and sells an average of one ticket every 10.5 seconds.

 Statements about future results made in this release, including statements about expected future gross bookings and earnings, the ability to increase distribution of leisure travel products and plans for integrating Cheap Tickets' operations, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. Cendant and Cheap Tickets cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Cendant's Form 10-K/A for the year ended December 31, 2000, Form 10-Q for the quarter ended March 31, 2001 and subsequently filed periodic reports. In particular, the following factors, among others, could cause Cheap Tickets' actual results to differ materially from those described in the forward-looking statements: refusals by airlines to renew contracts for supply of non-published fares; lack of available excess capacity for an extended time period; renewals of the contracts on less favorable terms; cancellation of contracts; a decline in leisure travel or disruptions in travel generally; interruptions in service from third parties; loss of key personnel; and other risks detailed in Cheap Tickets' Form 10-K for the fiscal year ended December 31, 2000, Form 10-Q for the fiscal quarter ended March 31, 2001 and subsequently filed periodic reports, if any.

 Such forward-looking statements include projections. Such projections were not prepared in accordance with published guidelines of the American Institute of Certified Public Accountants or the SEC regarding projections and forecasts, nor have such projections been audited, examined or otherwise reviewed by independent auditors of Cendant or its affiliates. In addition, such projections are based upon many estimates and are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of manage ment of Cendant and its affiliates. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by Cendant or its affiliates that the projections will prove to be correct.

 This announcement is neither an offer to purchase not a solicitation of an offer to sell shares of Cheap Tickets. At the time the offer is commenced, Cendant Corpora tion and Diamondhead Acquisition Corporation will file a tender offer statement with the U.S. Securities and Exchange Commission and Cheap Tickets will file a solicitation/recommendation statement with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information, which should be read carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all shareholders of Cheap Tickets at no expense to them. The tender offer statement (including the offer to purchase, the related letter of transmittal and all other documents filed with the Commission) and the solicita tion/recommendation statement will also be available for free at the Commission's website at www.sec.gov.com

 Media Contact: Elliot Bloom 212-413-1832

 Investor Contacts: Denise Gillen 212-413-1833

 Sam Levenson 212-413-1834

 For Cheap Tickets: Dawn Soper Lyon 808-945-7439x7347

 MKR Group for Cheap Tickets: Todd Kehrli 310-451-7713